Via EDGAR

January 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.
Registration Statement on Form S-1
File No. 333-268424

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, MorningStar Partners, L.P. (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests in the Partnership (the “Common Units”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-268424 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of January 13, 2023. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit. In the Offering, the Partnership proposes to sell up to 5,000,000 Common Units. The Partnership also proposes to grant the underwriters a 30-day option to purchase up to an additional 750,000 Common Units to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Michael Chambers of Latham & Watkins LLP, at (713) 546-7416 or Mollie Duckworth of the same firm at (737) 910-7325.

Very truly yours,

MORNINGSTAR PARTNERS, L.P.

By:	/s/ Brent W. Clum
Name:	Brent W. Clum
Title:	President of Business Operations and Chief Financial Officer

cc:	Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP